50
3/22/04

VF 3-17-04

04003908

STATES
HANGE COMMISSION
D.C. 20549

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SEC FILE NUMBER
8- 44691

SEC MAIL PROCESSING SECTION RECEIVED MAR - 8 2004 WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tully & Holland, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 Washington Street
(No. and Street)

Wellesley	Massachusetts	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy W. Tully — 781-239-2900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company PC
(Name — *if individual, state last, first, middle name*)

1330 Boylston Street	Chestnut Hill, MA		02467
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy W. Tully, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tully & Holland, Incorporated, as of December 31, 2003, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Timothy W. Tully
Signature

President
Title

Sandra Sullivan
Notary Public
my commission expires 2/20/09

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TULLY & HOLLAND, INCORPORATED
BOSTON, MASSACHUSETTS

FORM X-17A-5 - PART IIA
OF THE
SECURITIES AND EXCHANGE COMMISSION
FOCUS REPORT

Year Ended December 31, 2003

TABLE OF CONTENTS

SAMET & Co. PC
CERTIFIED PUBLIC ACCOUNTANTS &
RESOURCEFUL BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Directors of
TULLY & HOLLAND, INCORPORATED

We have audited the accompanying statement of financial condition of Tully & Holland, Incorporated as of December 31, 2003 and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Tully & Holland, Incorporated as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Samet & Company PC

Chestnut Hill, Massachusetts
January 31, 2004

1330 Boylston Street, Chestnut Hill, MA 02467
Telephone (617)731-1222 Fax (617)734-8052
www.samet-cpa.com

ASSETS

Consolidated ○ [0198] Unconsolidated ○ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	159,546 [0200]		159,546 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	[0810]
3.	Receivables from non-customers	[0355]	14,218 [0600]	14,218 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	160,992 [0424]		
	E. Spot commodities	[0430]		160,992 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	[0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	[0880]

See notes to financial statements

	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	[0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	[0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	[0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	9,212 [0680]	9,212 [0920]
11.	Other assets	[0535]	1,734 [0735]	1,734 [0930]
12.	TOTAL ASSETS	320,538 [0540]	25,164 [0740]	345,702 [0940]

See notes to financial statements

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	[1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	[1560]
	B. Other	[1115]	[1305]	[1540]
15.	Payable to non-customers	[1155]	[1355]	[1610]
16.	Securities sold not yet purchased, at market value		[1360]	[1620]
17.	Accounts payable, accrued liabilities, expenses and other	43,427 [1205]	[1385]	43,427 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		[1690]
	B. Secured	[1211]	[1390]	[1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	[1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	[1720]

See notes to financial statements

from outsiders

[0990]

C. Pursuant to secured demand note collateral agreements:

		[1420]	[1730]

1. from outsiders

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABLITIES	43, 427 [1230]	[1450]	43,427 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	3 [1792]
C. Additional paid-in capital	124,198 [1793]

See notes to financial statements

	D.	Retained earnings	276,891 [1794]
	E.	Total	401,092 [1795]
	F.	Less capital stock in treasury	(98,817) [1796]
24.		TOTAL OWNERSHIP EQUITY	302,275 [1800]
25.		TOTAL LIABILITIES AND OWNERSHIP EQUITY	345,702 [1810]

See notes to financial statements

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2003 [3932] Period Ending 12/31/2003 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:			
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange		[3935]
	b.	Commissions on listed option transactions		[3938]
	c.	All other securities commissions		[3939]
	d.	Total securities commissions		[3940]
2.	Gains or losses on firm securities trading accounts			
	a.	From market making in options on a national securities exchange		[3945]
	b.	From all other trading		[3949]
	c.	Total gain (loss)		[3950]
3.	Gains or losses on firm securities investment accounts			[3952]
4.	Profit (loss) from underwriting and selling groups			[3955]
5.	Revenue from sale of investment company shares			[3970]
6.	Commodities revenue			[3990]
7.	Fees for account supervision, investment advisory and administrative services		985,207	[3975]
8.	Other revenue		7,040	[3995]
9.	Total revenue		992,247	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	223,869	[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]

See notes to financial statements

	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		525,178 [4100]
16.	Total expenses		749,047 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		243,200 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		243,200 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		20,267 [4211]

See notes to financial statements

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			94,075 [4240]
	A.	Net income (loss)		243,200 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	35,000 [4260]
	C.	Deductions (includes non-conforming capital of	[4272])	70,000 [4270]
2.	Balance, end of period (From item 1800)			302,275 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

See notes to financial statements

TULLY & HOLLAND, INCORPORATED

STATEMENT OF CASH FLOWS
Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$243,200
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	8,096
Gain on sale of assets	(6,834)
Changes in operating assets and liabilities:	
Accounts receivable	975
Prepaid expenses	(1,003)
Accounts payable and accrued expenses	(8,620)
Net cash provided in operating activities	235,814
Cash flows from investing activities:	
Purchase of property and equipment	(1,936)
Purchase of marketable securities	(80,206)
Proceeds from sale of motor vehicle	31,823
Net cash used in investing activities	(50,319)
Cash flows from financing activities:	
Distributions to shareholders	(70,000)
Capital contributions	35,000
Repayment of debt	(34,064)
Net cash used in financing activities	(69,064)
Net increase in cash	116,431
Cash, beginning of year	43,115
Cash, end of year	$159,546

TULLY & HOLLAND, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 1 **Summary of significant accounting policies**

Nature of business
Tully & Holland, Incorporated (the "Company") operates as a securities broker/dealer specializing in private placements.

Revenue recognition
The Company prepares its financial statements on the accrual basis of accounting. Under this method of accounting, revenue is recognized when amounts are earned and the amount and timing of revenue can be reasonably estimated.

Accounts receivable
The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is required. Accounts determined to be uncollectible are charged to income in the period that determination is made.

Property and equipment
Property and equipment is stated at cost. Depreciation is calculated using straight-line and accelerated methods over the estimated useful lives of the related assets. The estimated lives used to determine annual depreciation are: office equipment 5 to 7 years, computer equipment 5 years, and office furniture 7 years. Repair and maintenance costs are expensed as incurred.

Income taxes
The Company, with the consent of its sole shareholder, has made an election under Subchapter S of the Internal Revenue Code, not to be subject to federal income taxes at the corporate level. Pursuant to this election, the income or loss of the Company is included in the taxable income of the individual stockholder. Consequently, the statement of income (loss) contains no provision for federal income taxes.

The Company is liable for Massachusetts state income and excise taxes. Accordingly, such taxes have been included in the accompanying financial statements.

Use of estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 **Marketable securities**

As of December 31, 2003, marketable securities were comprised of U.S. Treasury Money Market Funds. The Company follows Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," resulting in marketable securities being carried at fair market value. As of December 31, 2003, the market value and original cost of the marketable securities held as available-for-sale securities was $160,992.

Note 3 **Note payable - bank**

The Company has an open revolving line of credit arrangement with a bank under which the Company may borrow up to $85,000. The note is payable upon demand, and borrowings under this arrangement accrue interest at the Wall Street Journal prime rate plus 1%. As of December 31, 2003, the Company had no outstanding borrowed under this arrangement.

Note 4 **Property and equipment**

As of December 31, 2003, property and equipment consisted of the following:

Property and equipment	$63,155
Less accumulated depreciation	53,943
	$ 9,212

Depreciation expense for the year ended December 31, 2003 was $8,096.

Note 5 **Long-term leases**

The Company leases office space pursuant to a five-year operating lease expiring on September 30, 2005. The minimum annual lease payment of $58,880 is payable in advance in equal monthly installments of $4,907 plus excess operating and real estate expenses above the limit prescribed by the landlord.

The lease expenses incurred during the year 2003 was $59,258.

Note 6 **Capital structure**

As of December 31, 2003, the Company had authorized 1,000 shares of $.01 par value common stock with 300 shares issued, 100 shares outstanding, and 200 shares held in treasury. Treasury stock is accounted for at cost. Common shares are voting and dividends are paid at the discretion of the Board of Directors.

Note 7 **Net capital**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities and Exchange Act of 1934). As of December 31, 2003, the Company's net capital as computed under this rule was $273,891 which was $268,891 more than the minimum net capital of $5,000.

Note 8 **Pension plan**

The Company sponsors a profit sharing plan which covers substantially all employees. Contributions are made at the discretion of the Board of Directors. The Company contribution was $40,000 in 2003.

Note 9 **Concentration of risk**

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying amounts of cash, short-term investments, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term nature.

The Company maintains its cash balances at one financial institution. At times such cash balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) limit. This risk is managed by maintaining all deposits in a high-quality institution.

During 2003, one customer totaled $13,007 or 92% of the Company's accounts receivables as of December 31, 2003. The Company received approximately 87% of its revenues from three customers during 2003.

SAMET & Co. PC
CERTIFIED PUBLIC ACCOUNTANTS &
RESOURCEFUL BUSINESS ADVISORS

△

△

△

△

△

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Directors of
TULLY & HOLLAND, INCORPORATED

We have audited the accompanying financial statements of Tully & Holland, Incorporated for the year ended December 31, 2003 and have issued our report thereon dated January 31, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 15 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Samet & Company PC

△

Chestnut Hill, Massachusetts
△ January 31, 2004

△

△

△

1330 Boylston Street, Chestnut Hill, MA 02467
Telephone (617)731-1222 Fax (617)734-8052
www.samet-cpa.com

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		302,275 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		302,275 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		302,275 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	25,164 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	25,164 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions		277,111 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		

See notes to financial statements

A.	Contractual securities commitments	[3660]	
B.	Subordinated securities borrowings	[3670]	
C.	Trading and investment securities:		
	1. Exempted securities	[3735]	
	2. Debt securities	[3733]	
	3. Options	[3730]	
	4. Other securities	3,220 [3734]	
D.	Undue Concentration	[3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	(3,220) [3740]
10.	Net Capital		273,891 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	2,895 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	268,891 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	269,548 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

See notes to financial statements

16. Total A.I. liabilities from Statement of Financial Condition — 43,427 [3790]

17. Add:

A. Drafts for immediate credit — ______ [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited — ______ [3810]

C. Other unrecorded amounts(List)

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]

______ [3820] ______ [3830]

19. Total aggregate indebtedness — 43,427 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 16 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	[4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☒ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

TULLY & HOLLAND, INCORPORATED
BOSTON, MASSACHUSETTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

Year Ended December 31, 2003

SAMET & Co. PC
CERTIFIED PUBLIC ACCOUNTANTS &
RESOURCEFUL BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17 A - 5

To the Directors of
Tully & Holland, Incorporated

In planning and performing our audit of the financial statements of Tully & Holland, Incorporated for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1330 Boylston Street, Chestnut Hill, MA 02467
Telephone (617)731-1222 Fax (617)734-8052
www.samet-cpa.com

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Samet & Company PC

Chestnut Hill, Massachusetts
January 31, 2004